FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

North America’s Railroad

NEWS RELEASE

CN updates investment community on its business agenda of Operational and Service Excellence

Railway outlines 2014 financial guidance

TORONTO, Dec. 10, 2013 — Claude Mongeau, president and chief executive officer of CN (TSX: CNR) (NYSE: CNI), will review the company’s plans to deepen its agenda of Operational and Service Excellence and become a true supply chain enabler at a two-day meeting with the investment community starting here today.

“CN’s agenda is gaining momentum,” Mongeau said. “We are building on a strong foundation of Operational and Service Excellence, with an end-to-end supply chain approach that is helping our customers win in their markets. Our focus on efficiency and profitable growth continues to drive solid shareholder value.”

In addition to Mongeau’s overview of CN’s business strategy, the company’s leadership team will discuss CN’s plans to grow the top line at low incremental cost and invest in the railway to support its agenda. The investment community heard today from CN’s safety experts about how the railway’s initiatives involving people, process, technology and investment are supporting continuous improvement in safety.

CN today updated its 2013 financial outlook and issued guidance for 2014, based on a number of assumptions, including continued economic recovery:

2013 Updated outlook (1) – CN expects to deliver 2013 adjusted diluted earnings per share (EPS) in the range of C$3.05 to C$3.10 and 2013 free cash flow before dividends in the range of C$1.5 billion to C$1.6 billion. The mid-point of the 2013 EPS range is consistent with CN’s initial target of achieving high single-digit adjusted diluted EPS growth in 2013, compared with 2012’s adjusted diluted EPS of C$2.81 (also adjusted to reflect the stock split effective Dec. 2, 2013).

2014 Guidance (1) – With its unfolding business strategy, CN is aiming to deliver double-digit EPS growth in 2014 over the mid-point of its updated adjusted diluted 2013 EPS guidance of between C$3.05 and C$3.10, as well as 2014 free cash flow before dividends of about C$1.6 billion to C$1.7 billion. CN is also planning for 2014 capital expenditures of approximately C$2.1 billion, compared with an expected C$2.0 billion in 2013.

CN’s schedule of webcast presentations and speakers’ slides are available at www.cn.ca/investors.

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

2013 key assumptions
CN expects to deliver 2013 adjusted diluted earnings per share in the range of C$3.05 to C$3.10, the mid-point of which is consistent with CN’s 2013 financial outlook issued on Jan. 22, 2013. CN plans to invest approximately C$2 billion in capital programs in 2013, which it revised upward from C$1.9 billion on April 22, 2013. Approximately C$1.1 billion of the total expenditure will be targeted on track infrastructure to maintain a safe and fluid railway network. In addition, the Company will invest in projects to support a number of productivity and growth initiatives.

CN has made a number of economic and market assumptions in preparing its 2013 outlook. The Company is forecasting that North American industrial production for the year will increase by about two per cent. CN also expects U.S. housing starts to be approximately 950,000 units, and U.S. motor vehicles sales to be approximately 15 million units. In addition, for the 2013/2014 crop year, CN is now assuming Canadian grain production will be well above the five-year average and that U.S. grain production will be above the five-year average. With these assumptions, CN assumes carload growth of two to three per cent, along with continued pricing improvement above inflation. CN assumes the Canadian-U.S. exchange rate to be in the range of C$0.95-C$1.00 for 2013, and that the price of crude oil (West Texas Intermediate) for the year to be in the range of US$90-$100 per barrel.

2014 key assumptions
CN has made a number of economic and market assumptions in preparing its 2014 outlook. The Company is forecasting that North American industrial production for the year will increase by about three per cent. CN also expects U.S. housing starts to be in the range of 1.1 million units and U.S. motor vehicles sales to be approximately 16 million units. In addition, CN is assuming a U.S. 2013/2014 grain crop above the five-year average, a Canadian 2013/2014 grain crop well above the five-year average, and 2014/2015 grain crops in both countries in-line with the five-year average. With these assumptions, CN assumes mid-single digit carload growth, along with continued pricing improvement above inflation. CN also assumes a Canadian-U.S. exchange rate of approximately C$0.95 and the price of crude oil (West Texas Intermediate) to be in the range of US$95-$105 per barrel. In 2014, CN plans to invest approximately C$2.1 billion in capital programs, of which more than C$1.1 billion will be targeted on track infrastructure to maintain a safe and fluid railway network. In addition, the Company will invest in projects to support a number of productivity and growth initiatives.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

1)	See Forward-Looking statements for a summary of the key assumptions and risks regarding CN’s 2013 and 2014 outlooks.

CN is a true backbone of the economy, transporting approximately C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries -- serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

CN Contacts:
Media Mark Hallman Director, Communications & Public Affairs (905) 669-3384	Investment Community Janet Drysdale Vice-President, Investor Relations (514) 399-0052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: December 10, 2013	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel